UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1251 Lumpkin Rd.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,614,107
	8	Shared Voting Power 6,140,923*
	9	Sole Dispositive Power 2,614,107
	10	Shared Dispositive Power 2,614,107**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,140,923
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.6%***
14	Type of Reporting Person OO

*

Consists of (a) 3,526,816 shares of Class A Common Stock (as defined in Item 1) controlled by the CSL Entities (as defined in Item 5) and (b) 2,614,107 shares of Class A Common Stock owned directly by Bayou. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**	Consists of Class A Common Stock held by Bayou.
***	Based on a total of 22,245,212 shares of Class A Common Stock reported by the Issuer (as defined in Item 1) as issued and outstanding as of October 23, 2024.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 156,250
	8	Shared Voting Power 6,140,923*
	9	Sole Dispositive Power 156,250
	10	Shared Dispositive Power 2,614,107**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,173
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.3%***
14	Type of Reporting Person IN

*

Consists of (a) 3,526,816 shares of Class A Common Stock (as defined in Item 1) controlled by the CSL Entities (as defined in Item 5) and (b) 2,614,107 shares of Class A common Stock owned directly by Bayou. See item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**	Consists of Class A Common Stock held by Bayou.
***	Based on a total of 22,245,212 shares of Class A Common Stock reported by the Issuer (as defined in Item 1) as issued and outstanding as of October 23, 2024.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,850
	8	Shared Voting Power 6,140,923*
	9	Sole Dispositive Power 61,905
	10	Shared Dispositive Power 2,614,107**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,202,828
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.9%***
14	Type of Reporting Person IN

*

Consists of (a) 3,526,816 shares of Class A Common Stock (as defined in Item 1) controlled by the CSL Entities (as defined in Item 5) and (b) 2,614,107 shares of Class A common Stock owned directly by Bayou. See item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**	Consists of Class A Common Stock held by Bayou.
***	Based on a total of 22,245,212 shares of Class A Common Stock reported by the Issuer (as defined in Item 1) as issued and outstanding as of October 23, 2024.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D, as amended to date, filed jointly by Bayou Well Holdings Company, LLC (“Bayou”), Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”) (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Certain of the CSL Entities engaged in several distributions of shares of Class A Common Stock held directly by them to persons with interests in such entities that resulted in a reduction in the number of shares of Class A Common Stock beneficially owned by the CSL Entities, as reported by them pursuant to the amendment to their Schedule 13D dated May 6, 2024. In addition, Brett Agee was granted awards of Restricted Stock in his capacity as a director of the Issuer. All of the calculated percentage interests below are based on 22,245,212 shares of Class A Common Stock outstanding as of October 23, 2024, as reported by the Issuer.

Item 5.

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(A)	Bayou Well Holdings Company, LLC

As of the date hereof, Bayou may be deemed the beneficial owner of a total of 6,140,923 shares of Class A Common Stock, constituting approximately 27.6% of the issued and outstanding shares of Class A Common Stock, consisting of the following:

1.

3,526,816 shares of Class A Common Stock held by Charles S. Leykum, CSL Energy Opportunity GP II, LLC, CSL CM GP, LLC, CSL Capital Management, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Offshore Fund II, L.P. (the “CSL Entities”).

2.	2,614,107 shares of Class A Common Stock owned directly by Bayou.

(B)	Richard E. Agee

As of the date hereof, Richard E. Agee may be deemed the beneficial owner of a total of 6,297,173 shares of Class A Common Stock, constituting approximately 28.3% of the issued and outstanding shares of Class A Common Stock, consisting of the following:

1.	With respect to Sole Voting and Dispositive Power, 156,250 shares of Class A Common Stock owned directly by R. Agee.

2.	With respect to Shared Voting and Dispositive Power, 2,614,107 shares of Class A Common Stock owned directly by Bayou and 3,526,816 shares of Class A Common Stock controlled by the CSL Entities.

(C)	Brett T. Agee

As of the date hereof, Brett T. Agee may be deemed the beneficial owner of 6,202,828 shares of Class A Common Stock, constituting approximately 27.9% of the issued and outstanding shares of Class A Common Stock, consisting of the following:

1.

With respect to Sole Voting Power, 70,850 shares of Class A Common Stock, which includes 61,905 held directly by Brett T. Agee, and 8,945 Shares of Class A Common Stock held as Restricted Stock, which are entitled to vote but not transfer.

2.	With respect to Sole Dispositive Power, 61,905 shares of Class A Common Stock owned directly by Brett T. Agee.

3.	With respect to Shared Voting and Dispositive Power, 2,614,107 shares of Class A Common Stock owned directly by Bayou and 3,526,816 shares of Class A Common Stock controlled by the CSL Entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee